UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2024

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 1, 2024, BioNTech SE and Genmab A/S (Nasdaq: GMAB, “Genmab”) announced initial data from the ongoing Phase 2 trial (NCT05117242) evaluating acasunlimab (DuoBody-PD-L1x4-1BB), an investigational bispecific antibody also known as GEN1046/BNT311, as monotherapy and in combination with pembrolizumab in patients with PD-L(1)-positive metastatic non-small cell lung cancer (“mNSCLC”) who had disease progression following one or more prior lines of anti-PD(L)1-containing treatment. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Jens Holstein	By:	/s/ Dr. Sierk Poetting
	Name: Jens Holstein		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: June 3, 2024

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Investigational Acasunlimab (DuoBody® -PD-L1x4-1BB) in Combination with Pembrolizumab Demonstrates Meaningful Clinical Activity in Phase 2 Trial in Patients with Previously Treated Metastatic Non-small Cell Lung Cancer (mNSCLC)